SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES

         PURSUANT TO SECTION (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                                eStaff.com, Inc.


  Nevada                                                              91-1979826
(Jurisdiction  of  Incorporation)        (I.R.S.  Employer  Identification  No.)


  24843  Del  Prado,  Suite  318,  Dana  Point  California,                92629
(Address of principal executive offices)                              (Zip Code)


Registrant's  telephone  number,  including  area  code:         (949)  248-1765


The  following  Securities are to be registered pursuant to Section 12(g) of the
Act:


                       Class-A Common Voting Equity Stock

                                   25,435,000

                                September 5, 2000


     The EXHIBIT INDEX is located at page 31 of this Registration Statement

PART  I                                                                        3

Unnumbered  Item:  Introduction                                                3

Item  1.  Description  of  Business                                            3
      (a)  Business  Development                                               3
      (b)  Business  of  the  Issuer                                           3

Item  2.  Managements  Discussion  and  Analysis  or  Plan of Operation        6
      (a)  Plan  of  Operation                                                 6
      (b)  Discussion and Analysis of Financial Condition and Results of
           Operations                                                          6
      (c)  Reverse  Acquisition  Candidate                                     7

Item  3.  Description  of  Property                                            7

Item 4.  Security Ownership of Certain Beneficial Owners and Management        7
      (a)  Security  Ownership  of  Management                                 7
      (b)  Security  Ownership  of  Certain  Beneficial  Owners                8
      (c)  Changes  in  Control                                                8

Item  5.  Directors,  Executive Officers, Promoters and Control Persons        9

Item  6.  Executive  Compensation                                              9

Item  7.  Certain  Relationships  and  Related  Transactions                   9

Item  8.  Description  of  Securities                                          9
     The  Registrant's  Capital  Authorized  and  Issued                       9
     Common  Stock.                                                            9

PART  II                                                                      11

Item  1                                                                       11
      (a)  Market  Information                                                11
      (b)  Holders                                                            11
      (c)  Dividends                                                          11
      (d)  Secondary  Trading/Unrestricted  Shares  of  Common  Stock         11

Item  2.  Legal  Proceedings                                                  12

Item  3.  Changes  in  and  Disagreements  with  Accountants                  12

Item  4.  Recent  Sales  of  Unregistered  Securities                         12

Item  5.  Indemnification  of  Officers  and  Directors                       13

PART  F/S                                                                     14

PART  III                                                                     31

Item  1.  Index  to  Exhibits                                                 31

                                     PART I


                          UNNUMBERED ITEM: INTRODUCTION


     This registration statement is voluntarily filed pursuant to Section 12(g) of the Securities Exchange Act of 1934, in order to comply with the requirements of National Association of Securities Dealers for submission for quotation on the Over the Counter Bulletin Board, often called OTCBB . Our common stock is not presently quoted on the OTCBB. Its common stock is not listed on the Pink Sheets and has not traded in brokerage transactions. The requirements of the OTCBB are that the financial statements and information about our corporation be reported periodically to the Commission and be and become information that the public can access easily. We wish to report and provide disclosure voluntarily, and will file periodic reports in the event that its obligation to file such reports is excused, not required or suspended under the Exchange Act. If and when this 1934 Act Registration is effective and clear of comments by the staff, we will be eligible for consideration for the OTCBB upon submission of one or more NASD members for permission to publish quotes for the purchase and sale of the shares of our common stock.


                        ITEM 1.  DESCRIPTION OF BUSINESS.


 (A)  BUSINESS  DEVELOPMENT.

      (1) FORM AND YEAR OF ORGANIZATION. This Corporation eStaff.com, Inc. (formally, "the Registrant", but more commonly "we, us or our") was duly incorporated in Nevada on April 21, 1999. We elected a fiscal year ending of March 31. On April 21, 1999, 15,000,000 Founder's Shares were issued to B&V Union Technologies, Inc., 50th Street & Elvira Mendez Street, El Ejecutivo Building, Republic of Panama, Province of Panama, and 375,000 shares were issued to two additional non-affiliate founders. These shares were issued for organizational services, valued at $5,375.

     On June 1, 1999, we issued 10,050,000 shares of common stock to eight accredited and/or highly sophisticated investors, at $0.10 per share, all of whom had subscribed and paid before that date. Only three of the placements qualified for Rule 504. The reason for this distinction arises from amendments to the Rule which became effective April 7, 1999. Investors who subscribed and paid before that date qualified for Rule 504. Those who subscribed or paid on or after that date did not so qualify.

     On June 1, 2000, we issued 10,000 shares to our Sole Officer and Director, for organizational services valued at $1,000.00.

     Please see Part II: Item 1(d), Secondary Trading, and Item 4, Sales of Unregistered Securities for more information and disclosure.

      (2) BANKRUPTCY, RECEIVERSHIP OR SIMILAR PROCEEDING. None from inception to date.

 (B) BUSINESS OF THE ISSUER. We will engage in the business of employee leasing pursuant to which the Registrant and a client company agree that the Registrant will become the employer of record for the client company's employees. As the employer of record, the Registrant assumes all payroll obligations and certain employee benefits administration for its client such as payroll preparation, payment of payroll taxes, maintaining employee health insurance and related benefits (for example, life insurance programs and pension plans) and workers' compensation reporting, while allowing the client to retain management control of the employees, including supervision, hiring and firing, job description and salary determinations.

     OPERATIONS. We intend to acquire our client's employees and then lease the employees back to the client. We would then be the employer responsible for paying the employees' salaries and payroll taxes, providing certain employment benefits and assuming other administrative, personnel and human resources related functions. In general, employee leasing seeks to remove the administrative responsibilities resulting from the employee-employer relationship, thereby increasing the time available to the employer to operate its business.

     An advantage of employee leasing may be economies of scale. Since we would have a large number of employees on our payroll, exposure relating to workers' compensation, health insurance and unemployment insurance may be spread over numerous employees, thereby potentially reducing our assigned rates below rates for smaller companies. Moreover, as the number of our employees increases, payroll and benefits administration are reduced, providing additional cost savings to the client.

     We will determine our fees for services rendered by adding a profit margin to the client's estimated payroll, including workers' compensation, federal and state unemployment taxes, FICA, check processing and costs of funds and benefits.

     BENEFITS PROGRAMS. One of the principal advantages of employee leasing is the ability of the leasing company to obtain employee benefits at rates not available to small firms. We intend to offer comprehensive benefits programs to our employees which include (i) health, hospital, major medical, life, accidental death and disability insurance, as well as health, hospital and other medical services through preferred provider organizations and health maintenance organizations; (ii) dental insurance; (iii) prescription card services; (iv) vision care; (v) short-term and long-term disability plans; (vi) life insurance; and (vii) retirement plans.

     WORKERS' COMPENSATION PROGRAM. Each state provides a statutory workers' compensation system under which an employer is required to provide its employees with medical care and other specified benefits for injuries or illnesses incurred in the course of employment. Under workers' compensation laws, an injured employee receives fixed awards set forth in the workers' compensation law against the employer. The employer's obligation to pay such compensation does not depend on the negligence or lack of negligence on the part of the employer and exists even for injuries that result from the negligence or wrongs of another person, including the employee. The claims process prescribed under workers' compensation laws is designed to eliminate common lawsuits against the employer, thus avoiding time-consuming and costly litigation wherein both employee and employer suffer losses.

     If requested by the client to do so, we will provide its employees with full workers' compensation insurance coverage. In this regard, we have implemented procedures to contain the costs of its workers' compensation insurance coverage. Our policy will be to review the prior loss experience and safety record, premium payment and credit history, operations and employee classification of clients to determine appropriate premiums. We will periodically review claims experience and costs to determine if premium adjustments are needed. There can be no assurance that any workers' compensation insurance policies we may obtain will be renewed or replaced upon termination. Although some clients may experience cost savings by using our services in connection with workers' compensation insurance, it is also possible that our claims experience may be less favorable and therefore coverage might be more expensive to the client than if the client obtained its own coverage. Moreover, the Arizona Legislature is considering legislation which would eliminate any cost savings previously offered by employee leasing companies by requiring employees to be rated according to their immediate employer's claims history rather than that of the employee leasing company. Similar legislation may be considered by other states.

     MARKETING. We intend to market services through three marketing employees, two of whom will receive salaries and commissions and one who will receive a salary. These employees will seek clients through telephone marketing calls, personal sales presentations and referrals from other clients. We will also market services through our web site on the Internet. We will also market services through marketing agreements with independent contractors, who will be authorized by us to market its employee leasing programs. The independent contractor will not be granted credit authority by us and will not have an ownership interest in our business but will receive a quarterly commission based on gross payroll sold. The independent contractor will be responsible for his or her own operating expenses such as rent, hiring outside salespersons, permanent staff salaries, telephone, travel, entertainment, training and other expenses. Generally, an independent contractor agreement provides for termination by either party upon 10 days prior written notice. We currently contemplate having agreements with three independent contractors. The independent contractors will market our employee leasing services in a similar manner to the Registrant's own marketing personnel.

     COMPETITION The employee leasing business is characterized by rapid growth and intense competition among the over 1,300 employee leasing companies in the United States. While price is still the principal competitive factor, service and the coverage and quality of benefits programs are important ancillary competitive considerations. We will incur direct competition from numerous employee leasing firms, some of which have greater resources, greater assets and larger marketing staffs than we. We also compete with payroll processing firms, insurance companies and financial institutions which provide some of the services we intends to offer its clients.

     We believe that our prices will be consistent with prices of our competitors and that our service and benefits programs will be equal or superior to those of our competitors.

     GOVERNMENT REGULATION. We will be subject to regulation by local, state and federal agencies pertaining to a wide variety of labor related laws. Generally, these laws prohibit race, age, sex, disability and religious discrimination, mandate safety regulations in the work place, set minimum wage rates and regulate employee benefits. Compliance with these laws and regulations is time consuming and expensive. We believe it will be in compliance with all applicable laws and regulations.

     In order to ensure compliance with federal, state and local legislation, both current and proposed, we subscribe to various publication services and retain counsel with expertise in various areas of labor law and taxation. These law firms and publications, as well as our insurers, advise us on a continual basis as to compliance with current and proposed regulations. Compliance will be monitored through our benefits department.

     As a result of the business failure of a number of employee leasing companies, at least five states (Arkansas, Florida, Maine, Texas and Utah) have passed laws that regulate employee leasing companies, and at least seven states are considering such regulation. Such laws vary from state to state but generally provide for monitoring employee leasing companies with respect to fiscal responsibility. Such laws are not expected to impact us, except that compliance with the reporting requirements of the laws may be time consuming and expensive.

     REPORTING UNDER THE 1934 ACT. Following the effectiveness of this 1934 Act Registration of our common stock, certain periodic reporting requirements will be applicable. First and foremost, a 1934 Registrant is required to file an Annual Report on Form 10-K or 10-KSB, 90 days following the end of its fiscal year. The key element of such annual filing is Audited Financial Statements prepared in accordance with standards established by the Commission. A 1934 Act Registrant also reports on the share ownership of affiliates and 5% owners, initially, currently and annually. In addition to the annual reporting, a Registrant is required to file quarterly reports on Form 10-Q or 10-QSB, containing audited or un-audited financial statements, and reporting other material events. Some events are deemed material enough to require the filing of a Current Report on Form 8-K. Any events may be reported currently, but some events, like changes or disagreements with auditors, resignation of directors, major acquisitions and other changes require aggressive current reporting. All reports are filed and become public information.

    NUMBER OF TOTAL EMPLOYEES AND FULL-TIME EMPLOYEES. We have one Officer and
                                    Director.


       ITEM 2.  MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.


 (A)  PLAN  OF  OPERATION.

      (1) CASH REQUIREMENTS AND OF NEED FOR ADDITIONAL FUNDS, TWELVE MONTHS. This Registrant has certain limited need for additional funding, during the next twelve months. We would estimate the maximum need for working and start up capital would not exceed a total of $100,000. We have $50,000 receivable which we expect to realize in cash within the next three months. Accordingly we would expect to seek additional private placements, not to exceed a second $50,000 within the next twelve months.

     Our $54,499 total assets consist of about $4,499 cash, and the $50,000 receivable (see Note 4, of our Audited Financial Statements. We made a related party loan of $50,000, in exchange for some intangible assistance, at a time when our cash was not productive. Although the note which underlay this loan did not provide for interest, the parties intended and have agreed to impute a 5% per annum interest rate to these funds. Management anticipates no difficulty in securing timely repayment, within the next three months.

      (2)  SUMMARY  OF  PRODUCT  RESEARCH  AND  DEVELOPMENT.  None

      (3)  EXPECTED  PURCHASE  OR SALE OF PLANT AND SIGNIFICANT EQUIPMENT. None.

      (4) EXPECTED SIGNIFICANT CHANGE IN THE NUMBER OF EMPLOYEES. None at this time.

 (B)  DISCUSSION  AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

      (1) OPERATIONS AND RESULTS FOR THE PAST TWO FISCAL YEARS. eStaff.com, Inc. was organized on April 21, 1999, to become an employee leasing organization. We are currently focusing on raising capital to develop our operations. (See Audited Financial Statements, Note 1(a). Our Financial Statements have been prepared assuming that we will continue as a going concern. We have few assets and no operations, and we are dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to raise capital in order to pursue our business operations to create revenues. (See Audited Financial Statements, Note 2.) We are a development stage company as defined in Financial Accounting Standards Board Statement No. 7. We are concentrating substantially all of our efforts in raising capital and defining our business operation in order to generate revenues. (See Audited Financial Statements, Note 3.)


     SELECTED FINANCIAL INFORMATION. The following tabular information summarizes information drawn from out financial statemtents. We have not launched any operations, and our activities to date have been entirely organizational, and legal and professional in connection with our auditing, preparation and filing of this 1934 Act Registration Statement.

             The Remainder of this Page is Intentionally left Blank

                          Un-audited    Un-audited     Audited
                           3 Months      3 Months    Inception
                            4/1/00        4/1/99     4/21/99 to
                            through.     through      3/31/00
                            6/30/00       6/30/99   fiscal year
-----------------------------------------------------------------
Total Assets . . . . .  $    54,499   $    54,499   $     54,499
-----------------------------------------------------------------
Total Liabilities. . .            0             0              0
-----------------------------------------------------------------
Revenues . . . . . . .            0             0              0
-----------------------------------------------------------------
Operating Expenses . .        2,723         5,375         51,376
-----------------------------------------------------------------
Net Earnings or (Loss)       (2,723)       (5.375)       (51,376)
-----------------------------------------------------------------
Per Share Earnings . .      (.00011)      (.00036)       (.00228)
  or (Loss)
-----------------------------------------------------------------
Average Common Shares.   25,428,334    15,000,000     22,479,545
Outstanding
-----------------------------------------------------------------



      (2) FUTURE PROSPECTS. It follows that our future prospects depend largely upon our success of our efforts in raising capital and defining our business operation in order to generate revenues. If we are not able to achieve success in this area, we will not be able to launch operations.

 (C) REVERSE ACQUISITION CANDIDATE. We are not a candidate for any acquisition activity, reverse or direct, or any merger or other business combination. We are devoted to the realization of our business plan.


                        ITEM 3.  DESCRIPTION OF PROPERTY.

     We have no property and out-source our support services on terms no less favorable to us than would be obtainable by other un-related sources. Management believes that the true cost of doing business is reflected in our financial statements, by reason of the billings and payments for such services. The Registrant's offices and records are presently located at 24843 Del Prado, Suite 318, Dana Point California, where we lease desk and storage space which management values at $250 per month. This amount is presently accrued as a non-interest bearing account receivable.


    ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


 (A) SECURITY OWNERSHIP OF MANAGEMENT. To the best of our knowledge and belief the following disclosure presents the total beneficial security ownership of all Directors and Nominees, naming them, and by all Officers and Directors as a group, without naming them. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent of some or any classes. Please refer to explanatory notes if any, for clarification or additional information.

 (B) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS. To the best of our knowledge and belief the following disclosure presents the total security ownership of all persons, entities and groups, known to or discoverable by us, to be the beneficial owner or owners of more than five percent of any voting class of our stock. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent of some or any classes. Please refer to explanatory notes if any, for clarification or additional information.

                                    TABLE A/B
                                  COMMON STOCK
                 OFFICERS AND DIRECTORS AND OWNERS OF 5% OR MORE

  Name and Address of Beneficial Owner         Actual
                                             Ownership       %
----------------------------------------------------------------
Tarja Morado. . . . . . . . . . . . . . . .      10,000     0.04
Sole Initial Officer/Director
24843 Del Prado, Suite 318,
Dana Point, CA 92629
----------------------------------------------------------------
All Officers and Directors as a Group . . .      10,000     0.04
----------------------------------------------------------------
B&V Union Technologies, Inc. (1). . . . . .  15,000,000    58.97
50th Street & Elvira Mendez Street
El Ejecutivo Building
Republic of Panama, Province of Panama
----------------------------------------------------------------
Carol Jean Gehlke, Trustee. . . . . . . . .   2,500,000     9.83
Carol Jean Gehlke Living Trust dtd 2/11/93
210 Lille Lane #317
Newport Beach CA 92663-2694
----------------------------------------------------------------
Brian Hall. . . . . . . . . . . . . . . . .   1,500,000     5.90
#8 Emeraude Way
Aliso Viejo CA 92656
----------------------------------------------------------------
Thomas Felber . . . . . . . . . . . . . . .   2,500,000     9.83
Linda Felber
1950 Oak Hills Dr.
Colorado Springs CO 80919
----------------------------------------------------------------
Total Other 5% Owners . . . . . . . . . . .  21,500,000    84.53
----------------------------------------------------------------
TOTAL ALL AFFILIATES AND 5% OWNERS. . . . .  21,510,000    84.57
----------------------------------------------------------------
Total Shares Issued and Outstanding . . . .  25,435,000   100.00
----------------------------------------------------------------

 (1) The Officers, Directors and persons with dispositive control of B&V Union Technologies, Inc. are Javier Adan Rivera Fernandez, President, Mario Gaytan Protillo, Treasurer, and Vilma Alicia Morales, Secretary.

 (C) CHANGES IN CONTROL. There are no arrangements known to Registrant, including any pledge by any persons, of our securities, which may at a subsequent date result in a change of control of this Corporation.

     ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The following person is our Sole Initial Officer/Director, having taken office from the inception of the Registrant, to serve until their successors might be elected or appointed. The time of the next meeting of shareholders has not been determined.

     Tarja Morado (age 29), our Sole Initial Officer and Director since inception, has spent the last year acquiring extensive IT skills, as well as in depth knowledge in platforms such as Sun Solaris, Unix, and a variety of Internet based development systems. During the past four years, she has served in a subordinate capacity assisting others in the planning of businesses going from private corporations into the public marketplace. She held the position of Office Administrator for Lew Lieberbaum & Co., Inc. Dallas, Texas, where she was responsible for the day to day business operations of the branch as well as the daily, weekly, monthly reports. We are her first venture as a principal in corporate development.


                        ITEM 6.  EXECUTIVE COMPENSATION.

     There is no present program of executive compensation, and no plan or compensation is expected to be adopted or authorized before we achieve revenues. Our Sole Officer/Director has been issued 10,000 shares of our common stock, for services valued at $1,000.00, or $0.10 per share, pursuant to Section 4(2) of the Securities Act of 1933. The issuance was made June 1, 2000.


            ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     None.


                       ITEM 8.  DESCRIPTION OF SECURITIES.

THE REGISTRANT'S CAPITAL AUTHORIZED AND ISSUED. We are authorized to issue 50,000,000 shares of a single class of Common Voting Stock, of par value $0.001, of which 25,435,000 are issued and outstanding.

COMMON STOCK. All shares of Common Stock when issued were fully paid for and nonassessable. Each holder of Common Stock is entitled to one vote per share on all matters submitted for action by the stockholders. All shares of Common Stock are equal to each other with respect to the election of directors and cumulative voting is not permitted; therefore, the holders of more than 50% of the outstanding Common Stock can, if they choose to do so, elect all of the directors. The terms of the directors are not staggered. Directors are elected annually to serve until the next annual meeting of shareholders and until their successor is elected and qualified. There are no preemptive rights to purchase any additional Common Stock or other securities. The owners of a majority of the common stock may also take any action without prior notice of meeting which a majority of shareholders could have taken at a regularly called shareholders meeting, giving notice to all shareholders thereafter of the action taken. In the event of liquidation or dissolution, holders of Common Stock are entitled to receive, pro rata, the assets remaining, after creditors, and holders of any class of stock having liquidation rights senior to holders of shares of Common Stock, have been paid in full. All shares of Common Stock enjoy equal dividend rights. There are no provisions in the Articles of Incorporation or By-Laws which would delay, defer or prevent a change of control.

OPTIONS AND DERIVATIVE SECURITIES. We have no outstanding options or derivative securities. We have no shares issued or reserved which are subject to options or warrants to purchase, or securities convertible into common stock.

RISKS OF "PENNY STOCK." The Registrant's common stock may be deemed to be "penny stock" as that term is defined in Reg.Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange;
(iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ) listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     Section  15(g) of the Securities Exchange Act of 1934, as amended, and Reg.
Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Registrant's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Registrant's common stock to resell their shares to third parties or to otherwise dispose of them.

     RISKS OF STATE BLUE SKY LAWS. In addition to other risks, restrictions and limitations which may affect the resale of the existing shares of our common stock, consideration must be given to the Blue Sky laws and regulations of each State or jurisdiction in which a shareholder wishing to re-sell may reside. Some States may distinguish between companies with active businesses and companies whose only business is to seek to secure business opportunities, and may restrict or limit resales of otherwise free-trading and unrestricted securities. We have taken no action to register or qualify our common stock for resale pursuant to the Blue Sky laws or regulations of any State or jurisdiction. Accordingly offers to buy or sell our existing securities may be unlawful in certain States.

                                     PART II


                                     ITEM 1.
           MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY
                            AND SHAREHOLDER MATTERS.


 (A) MARKET INFORMATION. Our common stock is not presently quoted Over-the-Counter on the Bulletin Board ( OTCBB ) or the NQB Pink Sheets, and has never traded.

 (B)  HOLDERS.  There  are  presently  12  shareholders  of  our  common  stock.

 (C) DIVIDENDS. We have not paid any cash dividends on our Common Stock, and do not anticipate paying cash dividends on our Common Stock in the next year. We anticipate that any income generated in the foreseeable future will be retained for the development and expansion of our business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, debt service, capital requirements, business conditions, the financial condition of the Registrant and other factors that the Board of Directors may deem relevant.

 (D) SECONDARY TRADING/UNRESTRICTED SHARES OF COMMON STOCK. Secondary refers to the resale of securities in brokerage transactions and is generally governed by Rule 144, promulgated by the Securities and Exchange Commission pursuant to 3 of the Securities Act of 1933. Securities which have not been registered pursuant to the Securities Act of 1933, but were exempt from such registration when issued, are generally Restricted Securities as defined by Rule 144(a). The impact of the restrictions of Rule 144 are (a) a basic one year holding period from purchase; and (b) a limitation of the amount any shareholder may sell during the second year, as to non-affiliates; however, as to shares owned by affiliates, the second-year limitation of amounts attaches and continues indefinitely, at least until such person has ceased to be an affiliate for 90 days or more. The limitation of amounts is generally 1% of the total issued and outstanding in any 90 day period.

     There are 25,435,000 shares issued and outstanding, of which 15,010,000 shares are held by affiliates/officer/director and 10,425,000 shares are owned by non-affiliates.

          Issue                  .  Exemption       Shares       %
--------------------------------------------------------------------
(1) Founder's Shares:
Affiliate Control . . . . . . . . .  Rule 504     15,000,000   58.97
--------------------------------------------------------------------
(2) Founders' Shares. . . . . . . .  Sec. 4(2)       375,000    1.47
--------------------------------------------------------------------
(3) Investors Shares. . . . . . . .  Rule 504      3,750,000   14.74
--------------------------------------------------------------------
(4) Investors Shares. . . . . . . .  Sec. 4(2)     6,300,000   24.77
--------------------------------------------------------------------
(5) Officer/Director. . . . . . . .  Sec. 4(2)        10,000    0.04
--------------------------------------------------------------------
Total Issued and Outstanding Shares               25,435,000  100.00
--------------------------------------------------------------------

     (1) The 15,000,000 principal founders' shares were issued before April 7, 1999, pursuant to Rule 504, promulgated by the Commission pursuant to section 3(b) of the Securities Act of 1933. Shares issued pursuant to this Rule were not when issued restricted securities as defined by Rule 144(a). They are Shares

Owned by Affiliates or Affiliate Control Shares. As a result, these otherwise free-trading shares are subject to sales only in the limited amounts previously mentioned, in any 90 day period, as provided in Rule 144(e)(1).

     (2) The 375,000 issued to non-affiliate founders pursuant to section 4(2) are more than one year old but less than two years old, and might, accordingly be resold in brokerage transactions in the limited amounts previously mentioned, as provided by Rule 144(e)(2).

     (3) The 3,750,000 issued to non-affiliate investors pursuant to Rule 504, before April 7, 1999, were not, when issued, restricted securities as defined by Rule 144(a), and might, accordingly be resold in brokerage transactions without restriction.

     (4) The 6,675,000 issued to non-affiliate investors pursuant to section 4(2) are more than one year old but less than two years old, and might, accordingly be resold in brokerage transactions in the limited amounts previously mentioned, as provided by Rule 144(e)(2).

     (5) The 10,000 shares issued to our Officer June 1, 2000, are less than one year old, are restricted securities, and are not entitled to resale in brokerage transactions in any amount, until at least June of 2001.


                           ITEM 2.  LEGAL PROCEEDINGS.

     There are no proceedings, legal, enforcement or administrative, pending, threatened or anticipated involving or affecting us.II Item 3. Disagreements-SB 304

             ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     There have been no disagreements of any sort or kind with Auditors or Accountants respecting any matter or item reflected in the financial statements.
II  Item  4.  Recent  Sales   SB  701

                ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     On April 21, 1999, 15,000,000 Founder's Shares were issued to B&V Union Technologies, Inc., 50th Street & Elvira Mendez Street, El Ejecutivo Building, Republic of Panama, Province of Panama, pursuant to Regulation D, Rule 504, and 375,000 shares were issued to two additional non-affiliate founders pursuant to section 4(2). These shares were issued for organizational services, valued at $5,375.

Shareholder Name                    .  Exemption      # Shares   % of Total
---------------------------------------------------------------------------
B&V Union Technologies, Inc. . . . . .  Rule 504     15,000,000       58.97
50th Street & Elvira Mendez Street
El Ejecutivo Building
Republic of Panama, Province of Panama
---------------------------------------------------------------------------
David Mees . . . . . . . . . . . . . .  Sec. 4(2)       125,000        0.49
704 Bridgeport Dr. #3
Bismarck ND 58504
---------------------------------------------------------------------------
John Gardner . . . . . . . . . . . . .  Sec. 4(2)       250,000        0.98
1280 Caldara Dr.
Colorado Springs CO 80904
---------------------------------------------------------------------------
Subtotal Founders. . . . . . . . . . .               15,375,000       60.45
---------------------------------------------------------------------------

     On June 1, 1999, we issued 10,050,000 shares of common stock to eight accredited and/or highly sophisticated investors, at $0.10 per share. Only three of the placements qualify for Rule 504. The reason for this distinction arises from amendments to the Rule which became effective April 7, 1999.

Issue. . . . . .  Exemption    Shares          %
------------------------------------------------
Investors Shares  Rule 504     3,750,000   14.74
------------------------------------------------
Investors Shares  Sec. 4(2)    6,300,000   24.77
------------------------------------------------
Total Investors.              10,050,000   39.51
------------------------------------------------

These investors had pre-existing relationships with management, of the sort that afforded them access to the kind of information which registration would have provided. Their respective accreditation or degree of sophistication was determined by reference to their respective net worth, income and investment experience.

     Also, on June 1, 2000, we issued 10,000 shares to our Sole Officer and Director, for services valued at $1,000.00, or $0.10 per share, pursuant to
Section  4(2)  of  the  Securities  Act  of  1933.

     Accordingly,  the  foregoing  information  is  summarized:

Issue . . . . . . . . . . . . . . .  Exemption    Shares           %
--------------------------------------------------------------------
Founder's Shares:
Affiliate Control . . . . . . . . .  Rule 504     15,000,000   58.97
--------------------------------------------------------------------
Founders' Shares
Non-Affiliate . . . . . . . . . . .  Sec. 4(2)       375,000    1.47
--------------------------------------------------------------------
 Subtotal Founders. . . . . . . . .               15,375,000   60.45
--------------------------------------------------------------------
Investors Shares. . . . . . . . . .  Rule 504      3,750,000   14.74
--------------------------------------------------------------------
Investors Shares. . . . . . . . . .  Sec. 4(2)     6,300,000   24.77
--------------------------------------------------------------------
 Subtotal Investors . . . . . . . .               10,050,000   39.51
--------------------------------------------------------------------
Officer/Director. . . . . . . . . .  Sec. 4(2)        10,000    0.04
--------------------------------------------------------------------
 Subtotal Officer . . . . . . . . .                   10,000    0.04
--------------------------------------------------------------------
Total Issued and Outstanding Shares               25,435,000  100.00
--------------------------------------------------------------------

     No commissions or underwritings were involved with these issuances. There are no securities, warrants, options or instruments which may be convertible to common stock.


               ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

NEVADA
     There is no provision in our Articles of Incorporation or the By-Laws, nor any Resolution of the Board of Directors, providing for indemnification of Officers or Directors. We are aware of certain provision of the Nevada Corporate Law which affects indemnity of Officers or Directors.

      NRS 78.7502 provides for mandatory indemnification of officers, directors, employees and agents, substantially as follows: the corporation shall indemnify a director, officer, employee or agent of a corporation; to the extent that he or she has been successful on the merits or otherwise in defense of any action, suit or proceeding, whether civil, criminal, administrative or investigative (except an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation; and, with respect to any criminal action or proceeding, in which he or she had no reasonable cause to believe his or her conduct was unlawful.

                                    PART F/S

                           FINANCIAL STATEMENTS  PAGE
--------------------------------------------------------------------------------
F-1     Audited Financial Statements for the year ended March 31, 2000, and from
        inception, April 21, 1999.                                            15
--------------------------------------------------------------------------------
F-2     Un-Audited  Financial  Statements  for  the  three months ended June 30,
        2000.                                                                 25
--------------------------------------------------------------------------------

                          AUDITED FINANCIAL STATEMENTS
                               FOR THE YEAR ENDED
                        MARCH 31, 2000 AND FROM INCEPTION
                                  APRIL 21,1999

--------------------------------------------------------------------------------
                                ESTAFF.COM, INC.
                          (a Development Stage Company)
                              Financial Statements
                                  March 31, 2000
--------------------------------------------------------------------------------

                                 C O N T E N T S

Independent  Auditors'  Report . . . . . . . . . . . 18

Balance  Sheet . . . . . . . . . . . . . . . . . . . 19

Statement  of  Operations . . . . . . . . . . . . . .20

Statement  of  Stockholders'  Equity . . . . . . . . 21

Statement  of  Cash  Flows . . . . . . . . . . . . . 22

Notes  to  the  Financial  Statements . . . . . . . .23 - 24

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of eStaff.com, Inc.

We have audited the accompanying balance sheet of eStaff.com, Inc. (a Development Stage Company) as of March 31, 2000 and the related statements of operations, stockholders' equity and cash flows from inception on April 21, 1999 through March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of eStaff.com, Inc. (a Development Stage Company) as of March 31, 2000 and the results of its operations and cash flows from inception on April 21, 1999 through March 31, 2000 in conformity with generally accepted accounting principles.


The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company's operating loss and lack of working capital raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Todd Chisholm
Chisholm,  CPA
Salt  Lake  City,  Utah
June  26,  2000

                                ESTAFF.COM, INC.
                          (a Development Stage Company)
                                  Balance Sheet

                                     ASSETS
                                                                   March  31,
                                                                      2000
--------------------------------------------------------------------------------
Current  assets
    Cash  (Note  1) . . . . . . . . . . . . . . . . . . . . . . . .  $     4,499
    Note  Receivable-Related  Party  (Note  4) . . . . . . . . . . . $    50,000
--------------------------------------------------------------------------------
     Total  Current  Assets . . . . . . . . . . . . . . . . . . . .  $    54,499
================================================================================

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current  Liabilities
   Accounts  payable . . . . . . . . . . . . . . . . . . . . . . . . $         0
--------------------------------------------------------------------------------
  Total  Current  Liabilities . . . . . . . . . . . . . . . . . . . . . . . .  0
--------------------------------------------------------------------------------
 Stockholders'  Equity
   Common  Stock,  authorized
     50,000,000  shares  of  $.001  par  value,
     issued  and  outstanding  25,425,000 . . . . . . . . . . . . . . . . 25,425
   Additional  Paid  in  Capital . . . . . . . . . . . . . . . . . . . .  80,450
   Deficit  Accumulated  During  the
     Development  Stage . . . . . . . . . . . . . . . . . . . . . . . . (51,376)
--------------------------------------------------------------------------------
Total  Stockholders'  Equity . . . . . . . . . . . . . . . . . . . . . .  54,499
--------------------------------------------------------------------------------
Total  Liabilities  and  Stockholders'  Equity . . . . . . . . . .  $     54,499
================================================================================

   The accompanying notes are an integral part of these financial statements.

                                ESTAFF.COM, INC.
                          (a Development Stage Company)
                             Statement of Operations

                                                             From  Inception  On
                                                              April  21,  1999
                                                                  through
                                                                 March  31,
                                                                    2000
--------------------------------------------------------------------------------
Revenues: . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $          0
Expenses:
   General  and  administrative . . . . . . . . . . . . . . . . . . . . . 51,376
--------------------------------------------------------------------------------
          Total Expenses . . . . . . . . . . . . . . . . . . . . . . . .  51,376
--------------------------------------------------------------------------------
Other  Income  (Expense):

   Interest  expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 0
--------------------------------------------------------------------------------
           Total  Other  Income  (Expense) . . . . . . . . . . . . . . . . . . 0
--------------------------------------------------------------------------------
Net  Loss . . . . . . . . . . . . . . . . . . . . . . . . . . . . $     (51,376)
================================================================================
Net  Loss  Per Share . . . . . . . . . . . . . . . . . . . . . .  $        (.00)

Weighted  average  shares  outstanding . . . . . . . . . . . . . . . .22,479,545

   The accompanying notes are an integral part of these financial statements.

                                ESTAFF.COM, INC.
                          (a Development Stage Company)
                        Statement of Stockholders' Equity

                                                                       Deficit
                                                                     Accumulated
                                                          Additional  During the
                                        Common  Stock       paid-in  Development
                                      Shares     Amount     capital     Stage
--------------------------------------------------------------------------------
Balances  at  April 21, 1999              0     $     0      $     0     $     0

Stock issued for
services at $.00035              15,375,000      15,375      (10,000)          0

Stock issued for cash
at $.01 per share                10,050,000      10,050       90,450           0

Net loss for the period
ended March 31, 2000                      0           0            0    (51,376)
--------------------------------------------------------------------------------
Balance, March 31, 2000          25,425,000    $ 25,425     $ 80,450  $ (51,376)
================================================================================

   The accompanying notes are an integral part of these financial statements.

                                ESTAFF.COM, INC.
                          (a Development Stage Company)
                             Statement of Cash Flows

                                                             From  inception  on
                                                               April  21,  1999
                                                                    through
                                                                  March  31,
                                                                     2000
--------------------------------------------------------------------------------
Cash  Flows  form  Operating
 Activities
     Net  loss . . . . . . . . . . . . . . . . . . . . . . . . .  $     (51,376)
     Adjustments  to  reconcile
       net  loss  to  net  cash
       provided  by  operations:
      Stock  for  services . . . . . . . . . . . . . . . . . . . . . . . . 5,375
--------------------------------------------------------------------------------
 Net  Cash  (Used)  Provided  by
 Operating  Activities . . . . . . . . . . . . . . . . . . . . . . . .  (46,001)
--------------------------------------------------------------------------------
Cash  Flows  from  Investment
 Activities:
     Cash  paid  for  Note  Receivable-Related  Party . . . . . . . . . (50,000)
--------------------------------------------------------------------------------
Net  Cash  (Used)  Provided  by
   Investing  Activities . . . .  . . . . . . . . . . . . . . . . . . . (50,000)
--------------------------------------------------------------------------------
Cash  Flows  from  Financing
 Activities:
     Issued  common  stock  for  cash . . . . . . . . . . . . . . . . . .100,500
--------------------------------------------------------------------------------
Net  Cash  (Used)  Provided  by
   Financing Activities . . . . . . . . . . . . . . . . . . . . . . . .  100,500
--------------------------------------------------------------------------------
Net  increase  (decrease)  in  cash . . . . . . . . . . . . . . . . . . . .4,499
Cash,  beginning  of  year . . . . . . . . . . . . . . . . . . . . . . . . .   0
Cash,  end  of  year . . . . . . . . . . . . . . . . . . . . . . . . $     4,499
================================================================================
Non-Cash  Financing  Transactions:
 Shares  issued  for  services . . . . . . . . . . . . . . . . . . . $     5,375

Cash  Paid  For:
 Interest . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . $         0
 Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $         0

   The accompanying notes are an integral part of these financial statements.

                                ESTAFF.COM, INC.
                          (a Development Stage Company)
                        Notes to the Financial Statements
                                 March 31, 2000

NOTE  1  -  Summary  of  Significant  Accounting  Policies

     a.  Organization

         eStaff.com, Inc. (the Company) was organized under the laws of the State of Nevada on April 21, 1999. The Company was formed to become an employee leasing organization. The Company is currently focusing on raising capital to develop its operations.

     b.  Accounting  Method

          The Company recognizes income and expense on the accrual basis of accounting.

     c.  Earnings  (Loss)  Per  Share

          The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

     d.  Cash  and  Cash  Equivalents

     The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

     e.  Provision  for  Income  Taxes

     No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately $51,376 that will be offset against future taxable income. These NOL carryforwards begin to expire in the year 2015. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforward will expire unused.

     Deferred tax assets and the valuation account is as follows at March 31, 2000.

     Deferred  tax  asset:
        NOL  carrryforward        $    17,500
        Valuation  allowance          (17,500)
                                  -----------
     Total                        $         0


     f.  Fiscal  Year

          The  Company  has  chosen  a  fiscal  year  end  of  March  31.

         Use  of  Estimates  in  the  Preparation  of  Financial  Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and expenses during the reporting period. In these financial statements, assets and expenses involve extensive reliance on management's estimates. Actual results could differ from those estimates.

                                ESTAFF.COM, INC.
                          (a Development Stage Company)
                        Notes to the Financial Statements
                                 March 31, 2000

NOTE  2  -  Going  Concern

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has few assets and no operations and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to raise capital in order to pursue its business operations, thus creating necessary operating revenue.


NOTE  3  -  Development  Stage  Company

     The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and defining its business operation in order to generate significant revenues.

NOTE  4  -  Note  Receivable-Related  Party

     The Company loaned Oasis Entertainment, an organization under common control, $50,000 during June 1999. The note is non-interest bearing and due within one year. The balance of the note at March 31, 2000 is $50,000.

NOTE  5  -  Equity

    During April 1999, the Company issued 15,375,000 shares of common stock for services valued at $5,375.

    During July 1999, the Company issued 10,050,000 shares of common stock for cash of $100,500.

                         UN-AUDITED FINANCIAL STATEMENTS
                              FOR THE THREE MONTHS
                               ENDED JUNE 30, 2000

                                ESTAFF.COM, INC.
                                 BALANCE SHEET
                                  June 30, 2000

                                                           June 30,    March 31,
                                                             2000         2000
                                                         (Unaudited)
--------------------------------------------------------------------------------
CURRENT ASSETS

Cash . . . . . . . . . . . . . . . . . . . . . . . . .  $   4,499   $    4,499
Note Receivable - Related Party (Note 4) . . . . . . .  $  50,000   $   50,000
                                                        -----------------------
TOTAL CURRENT ASSETS . . . . . . . . . . . . . . . . .     54,499       54,499
                                                        -----------------------
TOTAL ASSETS . . . . . . . . . . . . . . . . . . . . .  $  54,499   $   54,499
                                                        =======================

LIABILITIES & STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable . . . . . . . . . . . . . . . . . . .  $   1,723   $        0
                                                        -----------------------
Total accounts payable . . . . . . . . . . . . . . . .      1,723            0
                                                        -----------------------
STOCKHOLDERS' EQUITY

Common Stock, $.001 par value; authorized 100,000,000
   shares; issued and outstanding, 25,425,000 shares
   and 25,435,000 shares respectively                .     25,435       25,425

Additional paid in capital . . . . . . . . . . . . . .     81,440       80,450

Accumulated Deficit. . . . . . . . . . . . . . . . . .    (54,099)     (51,376)

Total Stockholders' Equity . . . . . . . . . . . . . .     52,776       54,499
                                                        -----------------------
TOTAL STOCKHOLDERS' EQUITY . . . . . . . . . . . . . .  $  54,499   $   54,499
                                                        =======================

   The accompanying notes are an integral part of these financial statements.

                                ESTAFF.COM, INC.
            Statement of Loss and Accumulated Deficit(Unaudited)
          For the three month periods ended June 30, 1999 and 2000

                                                              From
                                                          Inception on
                                   For the three month      April 21,
                                         Periods          1999 through
                                      ended June 30,         June 30,
                                    2000          1999         2000
---------------------------------------------------------------------
Revenues. . . . . . . . .  $           0   $         0   $         0
---------------------------------------------------------------------
Net Loss from Operations.          2,723         5,375        52,376

Net Income (Loss) . . . .        ($2,723)      ($5,375)     ($52,376)
=====================================================================
Loss per Share. . . . . .      ($0.00011)    ($0.00036)    ($0.00225)
=====================================================================
Weighted Average
    Shares Outstanding. .     25,428,334    15,000,000    23,290,000
=====================================================================

   The accompanying notes are an integral part of these financial statements.

                                ESTAFF.COM, INC.
                         (a Development Stage Company)
            Statement of Stockholders' Equity(Deficit)(Unaudited)
             For the period from inception of the Development Stage
                    On April 21, 1999, through march 31, 2000
                  And for the three months ended June 30, 2000

                                  Additional  Accumulated   Total Stock-
                                  Common      Par           Paid-In         Equity      holders' Equity
                                  Stock       Value         Capital          (Deficit)          (Deficit)

Common Stock issued at inception  15,375,000  $     15,375       ($10,000)  $       0   $           5,375

Common Stock sold for cash . . .  10,050,000        10,050         90,450           0                   0

Net Loss for the period. . . . .           0             0              0     (51,376)                  0

Balance at March 31, 2000. . . .  25,425,000  $     25,425  $      80,450    ($51,376)  $          54,499
                                  ----------  ------------  --------------  ----------  -----------------
Common Stock issued for services      10,000            10            990           0                   0

Net Loss for the three months
    ended June 30, 2000. . . . .           0             0              0      (2,723)                  0

Balance at June 30, 2000 . . . .  25,435,000  $     25,435  $      81,440    ($54,099)  $          52,776

   The accompanying notes are an integral part of these financial statements.

                                ESTAFF.COM, INC.
                       STATEMENTS OF CASH FLOW (UNAUDITED)
          For the three month periods ended June 30, 1999 and 2000

                                                                           From
                                                                        Inception on
                                                       For the three      April 21,
                                                       Month  Periods   1999 through
                                                       ended June 30,     June 30,
                                                      2000       1999       2000
----------------------------------------------------------------------------------
Net Loss. . . . . . . . . . . . . . . . . .        ($2,723)   ($5,375)   ($54,099)

Adjustments: Stock for services . . . . . .          1,000      5,375       5,375
                                                   -------------------------------
Net cash from operating activities. . . . .              0          0     (48,724)
                                                   -------------------------------
Cash paid for note receivable-Related Party              0          0     (50,000)
                                                   -------------------------------
Net cash (used) by investing activities . .              0          0     (50,000)
                                                   -------------------------------
Issued common stock for cash. . . . . . . .              0          0     100,500
                                                   -------------------------------
Net cash from increase in accounts payable.          1,723          0       1,723
                                                   -------------------------------
Net cash provided by financing activities .              0          0     102,223
                                                   -------------------------------
Net increase (decrease) in cash . . . . . .              0          0       3,499
                                                   -------------------------------
Cash beginning of period. . . . . . . . . .  $       3,499   $      0   $       0
                                                   -------------------------------
Cash end of period. . . . . . . . . . . . .  $       3,499   $      0   $   3,499
                                                   ===============================

   The accompanying notes are an integral part of these financial statements.

                                ESTAFF.COM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 2000


NOTES  TO  FINANCIAL  STATEMENTS

EStaff.com, Inc. ("the Company") has elected to omit substantially all footnotes to the financial statements for the six months ended June 30, 2000, since there have been no material changes (other than indicated in other footnotes) to the information previously reported by the Company in their Annual Report filed on Form 10-KSB for the Fiscal year ended December 31, 1999.

UNAUDITED  INFORMATION

The information furnished herein was taken from the books and records of the Company without audit. However, such information reflects all adjustments which are, in the opinion of management, necessary to properly reflect the results of the period presented. The information presented is not necessarily indicative of the results from operations expected for the full fiscal year.

                                    PART III

                           ITEM 1.  INDEX TO EXHIBITS.

                                  Exhibit Index

 Exhibit
 Table
   #        Table  Category  /  Description  of  Exhibit            Page  Number
--------------------------------------------------------------------------------
            [3]   ARTICLES/CERTIFICATES OF INCORPORATION, AND BY-LAWS
--------------------------------------------------------------------------------
         3.1      Articles of Incorporation                                   33
--------------------------------------------------------------------------------
         3.2      By-Laws                                                     35
--------------------------------------------------------------------------------

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to signed on its behalf by the undersigned, thereunto authorized.


August  25,  2000
                                 ESTAFF.COM, INC

                                       by

                                 /s/Tarja Morado
                                  Tarja Morado
                          sole initial officer/director

                                  EXHIBIT  3.1

                            ARTICLES OF INCORPORATION

                            ARTICLES OF INCORPORATION
                                       OF
                                ESTAFF.COM, INC.


     ARTICLE  I.  The  name  of  the  Corporation  is  ESTAFF.COM,  INC.

     ARTICLE II. Its principal office in the State of Nevada is 774 Mays Blvd. #10, Incline Village NV 89452. The initial resident agent for services of process at that address is N&R Ltd. Group, Inc

     ARTICLE III. The purposes for which the corporation is organized are to engage in any activity or business not in conflict with the laws of the State of Nevada or of the United States of America. The period of existence of the corporation shall be perpetual.

     ARTICLE IV. The corporation shall have authority to issue an aggregate of 100,000,000 shares of common voting equity stock of par value one mil ($0.001) per share, and no other class or classes of stock, for a total capitalization of $100,000. The corporation's capital stock may be sold from time to time for such consideration as may be fixed by the Board of Directors, provided that no consideration so fixed shall be less than par value.

     ARTICLE V. No shareholder shall be entitled to any preemptive or preferential rights to subscribe to any unissued stock or any other securities which the corporation may now or hereafter be authorized to issue, nor shall any shareholder possess cumulative voting rights at any shareholders meeting, for the purpose of electing Directors, or otherwise.

     ARTICLE VI. The name and address of the Incorporator of the corporation is William Stocker, Attorney at Law, 34700 Pacific Coast Highway, Suite 303, Capistrano Beach CA 92624, phone (949) 248-9561, fax (949) 248-1688. The affairs of the corporation shall be governed by a Board of Directors of not less than one (1) nor more than (7) persons. The Incorporator shall act as Sole Initial Director.

     ARTICLE VII. The Capital Stock, after the amount of the subscription price or par value, shall not be subject to assessment to pay the debts of the corporation, and no stock issued, as paid up, shall ever be assessable or assessed.

     ARTICLE VIII. The initial By-laws of the corporation shall be adopted by its Board of Directors. The power to alter, amend or repeal the By-laws, or adopt new By-laws, shall be vested in the Board of Directors, except as otherwise may be specifically provided in the By-laws.

     I THE UNDERSIGNED, being the Incorporator hereinbefore named for the purpose of forming a corporation pursuant the General Corporation Law of the State of Nevada, do make and file these Articles of Incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have set my hand hereunto this Day,

April  20,  1999.

                               /s/William Stocker
                                 William Stocker
                                 attorney at law
                                  Incorporator

                                   EXHIBIT 3.2

                                     BY-LAWS:

                                     BY-LAWS
                                       OF
                                ESTAFF.COM, INC.
                              A NEVADA CORPORATION


                                    ARTICLE I
                                CORPORATE OFFICES


     The principal office of the corporation in the State of Nevada shall be located at 774 Mays Blvd. Suite 10, Incline Village NV 89451. The corporation may have such other offices, either within or without the State of incorporation as the board of directors may designate or as the business of the corporation may from time to time require.


                                   ARTICLE II
                             SHAREHOLDERS' MEETINGS

SECTION  1.  PLACE  OF  MEETINGS

     The directors may designate any place, either within or without the State unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting called by the directors. A waiver of notice signed by all stockholders entitled to vote at a meeting may designate any place, either within or without the State unless otherwise prescribed by statute, as the place for holding such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal office of the corporation.

SECTION  2.  ANNUAL  MEETINGS

     The time and date for the annual meeting of the shareholders shall be set by the Board of Directors of the Corporation, at which time the shareholders shall elect a Board of Directors and transact any other proper business. Unless the Board of Directors shall determin otherwise, the annual meeting of the shareholders shall be held on the second Monday of March in each year, if not a holiday, at Ten o'clock A.M., at which time the shareholders shall elect a Board of Directors and transact any other proper business. If this date falls on a holiday, then the meeting shall be held on the following business day at the same hour.

SECTION  3.  SPECIAL  MEETINGS

     Special meetings of the shareholders may be called by the President, the Board of Directors, by the holders of at least ten percent of all the shares entitled to vote at the proposed special meeting, or such other person or persons as may be authorized in the Articles of Incorporation.

SECTION  4.  NOTICES  OF  MEETINGS

     Written or printed notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (l0) days nor more than sixty (60) days before the date of the meeting, either personally or by mail, by the direction of the president, or secretary, or the officer or persons calling the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.
Closing  of  Transfer  Books  or  Fixing  Record  Date.

     (a) For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the directors of the corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case twenty (20) days. If the stock transfer books be closed for the purpose of determining stockholders entitled to notice or to vote at a meeting of stockholders, such books shall be closed for at least twenty
(20)  days  immediately  preceding  such  meeting.

     (b) In lieu of closing the stock transfer books, the directors may prescribe a day not more than sixty (60) days before the holding of any such meeting as tje dau as pf which stockholders entitiled to notice of the and to vote at such meeting must be determined. Only stockholders of record on that day are entitled to notice or to vote at such meeting

     (c) The directors may adopt a resolution prescribing a date upon which the stockholders of record are entitled to give written consent to actions in lieu of meeting. The date prescibed by the directors may not precede nor be more than ten (10) days after the date the resolution is adopted by directors.

SECTION  5.  VOTING  LIST.

     The officer or agent having charge of the stock transfer books for the shares of the corporation shall make, at least ten (l0) days before each meeting of stockholders, a complete list of stockholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of and number of shares held by each, which list, for a period of ten
(l0) days prior to such meeting, shall be kept on file at the principal office of the corporation and shall be subject to inspection by any stockholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting. The original stock transfer book shall be prima facie evidence as to who are the stockholders entitled to examine such list or transfer books or to vote at the meeting of stockholders.

SECTION  6.  QUORUM.

     At any meeting of stockholders, a majoryity of fifty percent plus one vote, of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than said number of the outstanding shares are represented at a meeting, a majority of the outstanding shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting originally notified. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

SECTION  7.  PROXIES.

     At all meetings of the stockholders, a stockholder may vote by proxy executed in writing by the stockholder or by his duly authorized attorney in fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting. Such proxies may be deposited by electronic transmission.

SECTION  8.  VOTING.

     Each stockholder entitled to vote in accordance with the terms and provisions of the certificate of incorporation and these by-laws shall be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such shareholder. Upon the demand of any stockholder, the vote for directors and upon any question before the meeting shall be by ballot. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided by the Certificate of Incorporation or the laws of Nevada.

SECTION  9.  ORDER  OF  BUSINESS.

     The order of business at all meetings of the stockholders, shall be as follows:

     a.     Roll  Call.
     b.     Proof  of  notice  of  meeting  or  waiver  of  notice.
     c.     Reading  of  minutes  of  preceding  meeting.
     d.     Reports  of  Officers.
     e.     Reports  of  Committees.
     f.     Election  of  Directors.
     g.     Unfinished  Business.
     h.     New  Business.


SECTION  10.  INFORMAL  ACTION  BY  STOCKHOLDERS.

     Unless otherwise provided by law, any action required to be taken, or any other action which may be taken, at a meeting of the stockholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the stockholders entitled to vote with respect to the subject matter thereof. Unless otherwise provided by law, any action required to be taken, or any other action which may be taken, at a meeting of the stockholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by a Majority of all of the stockholders entitled to vote with respect to the subject matter thereof at any regular meeting called on notice, and if written notice to all shareholders is promptly given of all action so taken.

SECTION  11.  BOOKS  AND  RECORDS.

     The Books, Accounts, and Records of the corporation, except as may be otherwise required by the laws of the State of Nevada, may be kept outside of the State of Nevada, at such place or places as the Board of Directors may from time to time appoint. The Board of Directors shall determine whether and to what extent the accounts and the books of the corporation, or any of them, other than the stock ledgers, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account or book or document of this Corporation, except as conferred by law or by resolution of the stockholders or directors. In the event such right of inspection is granted to the Stockholder(s) all fees associated with such inspection shall be the sole expense of the Stockholder(s) demanding the inspection. No book, account, or record of the Corporation may be inspected without the legal counsel and the accountants of the Corporation being present. The fees charged by legal counsel and accountants to attend such inspections shall be paid for by the Stockholder demanding the inspection.


                                   ARTICLE III
                               BOARD OF DIRECTORS

SECTION  1.  GENERAL  POWERS.

     The business and affairs of the corporation shall be managed by its board of directors. The directors shall in all cases act as a board, and they may adopt such rules and regulations for the conduct of their meetings and the management of the corporation, as they may deem proper, not inconsistent with these by-laws and the laws of this State.

SECTION  2.  NUMBER,  TENURE,  AND  QUALIFICATIONS.

     The number of directors of the corporation shall be a minimum of one (l) and a maximum of nine (7), or such other number as may be provided in the Articles of Incorporation, or amendment thereof. Each director shall hold office until the next annual meeting of stockholders and until his successor shall have been elected and qualified.

SECTION  3.  REGULAR  MEETINGS.

     A regular meeting of the directors, shall be held without other notice than this by-law immediately after, and at the same place as, the annual meeting of stockholders. The directors may provide, by resolution, the time and place for holding of additional regular meetings without other notice than such resolution.

SECTION  4.  SPECIAL  MEETINGS.

     Special meetings of the directors may be called by or at the request of the president or any two directors. The person or persons authorized to call special meetings of the directors may fix the place for holding any special meeting of the directors called by them.

SECTION  5.  NOTICE.

     Notice of any special meeting shall be given at least one day previously thereto by written notice delivered personally, or by telegram or mailed to each director at his business address. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

SECTION  6.  QUORUM.

     At any meeting of the directors fifty (50) percent shall constitute a quorum for the transaction of business, but if less than said number is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

SECTION  7.  MANNER  OF  ACTING.

     The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the directors.

SECTION  8.  NEWLY  CREATED  DIRECTORSHIPS  AND  VACANCIES.

     Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board for any reason except the removal of directors without cause may be filled by a vote of the majority of the directors then in office, although less than a quorum exists. Vacancies occurring by reason of the removal of directors without cause shall be filled by vote of the stockholders. A director elected to fill a vacancy caused by resignation, death or removal shall be elected to hold office for the unexpired term of his predecessor.

SECTION  9.  REMOVAL  OF  DIRECTORS.

     Any or all of the directors may be removed for cause by vote of the stockholders or by action of the board. Directors may be removed without cause only by vote of the stockholders.

SECTION  10.  RESIGNATION.

     A director may resign at any time by giving written notice to the board, the president or the secretary of the corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the board or such officer, and the acceptance of the resignation shall not be necessary to make it effective.

SECTION  11.  COMPENSATION.

     No compensation shall be paid to directors, as such, for their services, but by resolution of the board a fixed sum and expenses for actual attendance at each regular or special meeting of the board may be authorized. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

SECTION  12.  EXECUTIVE  AND  OTHER  COMMITTEES.

     The board, by resolution, may designate from among its members an executive committee and other committees, each consisting of one (l) or more directors. Each such committee shall serve at the pleasure of the board.

                                   ARTICLE IV
                                    OFFICERS


SECTION  1.  NUMBER.

     The officers of the corporation shall be the president, a secretary and a treasurer, each of whom shall be elected by the directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the directors.

SECTION  2.  ELECTION  AND  TERM  OF  OFFICE.

     The officers of the corporation to be elected by the directors shall be elected annually at the first meeting of the directors held after each annual meeting of the stockholders. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided. In the event that no election of officers be held by the directors at that time, the existing officers shall be deemed to have been confirmed in office by the directors.

SECTION  3.  REMOVAL.

     Any officer or agent elected or appointed by the directors may be removed by the directors whenever in their judgement the best interest of the corporation would be served thereby, but such removal shall be without prejudice to contract rights, if any, of the person so removed.

SECTION  4.  VACANCIES.

     A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the directors for the unexpired portion of the term.

SECTION  5.  PRESIDENT.

     The president shall be the principal executive officer of the corporation and, subject to the control of the directors, shall in general supervise and control all of the business and affairs of the corporation. He shall, when present, preside at all meetings of the stockholders and of the directors. He may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the directors have authorized to be executed, except in cases where the directors or by these by-laws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the directors from time to time.

SECTION  6.  CHAIRMAN  OF  THE  BOARD.

     In the absence of the president or in the event of his death, inability or refusal to act, the chairman of the board of directors shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The chairman of the board of directors shall perform such other duties as from time to time may be assigned to him by the directors.

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SECTION  7.  SECRETARY.

     The secretary shall keep the minutes of the stockholders' and of the directors' meetings in one or more books provided for that purpose, see that all notices are duly given in accordance with the provisions of these by-laws or as required, be custodian of the corporate records and of the seal of the corporation and keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder, have general charge of the stock transfer books of the corporation and in general perform all the duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the directors.

SECTION  8.  TREASURER.

     If required by the directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the directors shall determine. He shall have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with these by-laws and in general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him by the president or by the directors.


SECTION  9.  SALARIES.

     The salaries of the officers shall be fixed from time to time by the directors and no officer shall be prevented from receiving such salary by reason of fact that he is also a director of the corporation.


                                    ARTICLE V
                      CONTRACTS, LOANS, CHECKS AND DEPOSITS

SECTION  1.  CONTRACTS.

     The directors may authorize any officer or officers, agent or agents to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.


SECTION  2.  LOANS.

     No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the directors. Such authority may be general or confined to specific instances.

SECTION  3.  CHECKS,  DRAFTS,  ETC.

     All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed

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by  such  officer  or  officers,  agent or agents of the corporation and in such manner  as shall from time to time be determined by resolution of the directors.

SECTION  4.  DEPOSITS.

     All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the directors may select.


                                   ARTICLE VI
                                   FISCAL YEAR

     The fiscal year of the corporation shall begin on the lst day of January in each year, or on such other day as the Board of Directors shall fix.


                                   ARTICLE VII
                                    DIVIDENDS

     The directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law.


                                  ARTICLE VIII
                                      SEAL

     The directors may provide a corporate seal which shall have inscribed thereon the name of the corporation, the state of incorporation, year of incorporation and the words, "Corporate Seal".


                                   ARTICLE IX
                                WAIVER OF NOTICE

     Unless otherwise provided by law, whenever any notice is required to be given to any stockholder or director of the corporation under the provisions of these by-laws or under the provisions of the articles of incorporation, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

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                                    ARTICLE X
                                   AMENDMENTS

     These by-laws may be altered, amended or repealed and new by-laws may be adopted in the same manner as their adoption, by the Board of Directors if so adopted; by a vote of the stockholders representing a majority of all the shares issued and outstanding, if so adopted or adopted by the Board of Directors; or, in any case, at any annual stockholders' meeting or at any special stockholders' meeting when the proposed amendment has been set out in the notice of such meeting.


                                  CERTIFICATION

     THE SECRETARY of the Corporation hereby certifies that the foregoing is a true and correct copy of the By-Laws of the Corporation named in the title thereto and that such By-Laws were duly adopted by the Board of Directors of said Corporation on the date set forth below.

EXECUTED,  AND  CORPORATE  SEAL  AFFIXED,  this  day  of  April  21,  1999.





                                 /s/Tarja Morado
                                  Tarja Morado
                                    Secretary

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